UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2015

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 28, 2015, Ascendis Pharma A/S (the “Company”) announced that its Phase 1 single ascending dose study of TransCon Treprostinil produced dose-dependent increases in plasma treprostinil levels in-line with expectations. However, treprostinil-related injection-site tolerability issues did not meet the criteria defined in the target product profile. The Company now intends to conduct additional research on new product formulations of TransCon Treprostinil and plans to resume clinical development when product improvements to mitigate current limitations have been addressed.

Forward-looking statements

All statements, other than statements of historical facts, contained herein regarding the Company’s strategy, future operations, plans for pre-clinical and clinical research and development activities, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to plans, if any, for the further research on new product formulations of TransCon Treprostinil and potential plans to resume clinical development of TransCon Treprostinil. The Company may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that the Company makes, including the following: unforeseen safety or efficacy results in the Company’s TransCon Treprostinil development program; unforeseen expenses related to the development of TransCon Treprostinil or other development programs, general and administrative expenses, other research and development expenses and the business of the Company generally; delays in the development of TransCon Treprostinil related to manufacturing, regulatory requirements, results of clinical and pre-clinical studies or other unforeseen delays; dependence on third party manufacturers to supply study drug for any clinical studies; and the ability of the Company to obtain additional funding, if needed, to support its business activities. These and other risks are described in greater detail in the “Risk Factors” section of the Company’s periodic reports filed with the Securities and Exchange Commission. Forward-looking statements do not reflect the potential impact of any future in-licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments the Company may enter into or make. The Company does not assume any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: April 29, 2015	By:	/s/ Thomas P. Soloway Thomas P. Soloway Senior Vice President, Chief Financial Officer